Exhibit 99.1

VivoPower International PLC and Tembo Announce Design Services Agreement with Toyota Australia

Toyota Australia is a wholly owned subsidiary of Toyota Motor Corporation, the world’s largest car manufacturer

VivoPower has now established a Tembo Australia subsidiary and dedicated Tembo resources to this Toyota Australia programme

LONDON, May 20, 2022 (GLOBE NEWSWIRE) - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) is pleased to announce that it has executed a Design Services Agreement (“DSA”) with Toyota Motor Corporation Australia Limited (“TMCA” or “Toyota Australia”) for its wholly owned subsidiary, Tembo e-LV (“Tembo”) to be commercially engaged in relation to the next stage of design of electrification solutions for the Toyota LandCruiser 70 for off-road applications in Australia.

The DSA reflects the commercial next step in Tembo’s collaboration programme with TMCA, which was initially announced as a binding letter of intent in June 2021. VivoPower has established a Tembo subsidiary in Australia and will commit dedicated Tembo resources to this important programme.

VivoPower’s Executive Chairman and CEO, Kevin Chin said, “We are honoured to have entered into this commercial agreement with TMCA and are fully committed to working closely with the TMCA team to deliver an electrified LandCruiser 70, which is fit for purpose and safe for corporate fleets, especially for off road use cases such as mining. In this regard, we have now dedicated a team within Tembo that is solely focused on this important TMCA project. We will also be sub-contracting our partner in Australia, GB Auto, given their dedicated mining sector experience.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on electrification solutions for customized and ruggedized fleet applications, and solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

About Toyota Motor Corporation Australia

Toyota Motor Corporation Australia Limited is a wholly owned subsidiary of Toyota Motor Corporation, the world’s largest car manufacturer.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell